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06007993

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49016

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2005__ AND ENDING __December 31, 2005__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. Riley & Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

11100 Santa Monica Blvd.,   Suite 800

(No and Street)

Los Angeles   California   90025

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom Kelleher   (310) 966-1444

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants

(Name – if individual, state last, first, middle name)

9010 Corbin Avenue Suite 7   Northridge   CA   91324

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 2 0 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Tom Kelleher_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___B. Riley & Company, Inc._____ , as
of ___December 31_____ , 20 _05___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

State of _California_____
County of _Los Angeles_____
Subscribed and sworn (or affirmed) to before
me this 30th day of January, 2006

_____
Notary Public

_____
Signature

_____
President
Title

DEANN CRADDOLPH
COMM. #1413241
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. May 20, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



B. Riley & Co. Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

<u>Independent Auditor's Report</u>

Board of Directors
B. Riley & Co. Inc.

We have audited the accompanying statement of financial condition of B. Riley & Co. Inc. as of December 31, 2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of B. Riley & Co. Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and are not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 31, 2006

We Focus & Care^{SM}

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

B. Riley & Co. Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 479,922
Deposit with clearing organization	79,491
Marketable securities, at market value	10,631,870
Receivable from related parties	1,846
Other receivables, net	84,731
Automobile, furniture, equipment, and leasehold improvements, net	112,878
Investments, at estimated fair value	5,222,048
Securities, not readily marketable	31,500
Prepaid expenses	70,069
Prepaid income taxes	43,200
Refundable deposits	49,056
Other assets	1,849
Total assets	**$ 16,808,460**

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$ 303,606
Payable to brokers and dealers	211,749
Payable to clearing organization	4,089,766
Salaries and bonuses payable	1,082,184
Securities sold, not yet purchased, at market value	2,518,701
Automobile loans payable	62,764
Total liabilities	**8,268,770**

Stockholder's equity

Common stock, no par value, 1,500 shares authorized, issued and outstanding	200,000
Additional paid-in capital	2,154,230
Retained earnings	4,310,233
Unrealized gains (losses) on investments, at estimated fair value	1,875,227
Total stockholder's equity	**8,539,690**
Total liabilities and stockholder's equity	**$ 16,808,460**

The accompanying notes are an integral part of these financial statements.

B. Riley & Co. Inc.
Statement of Operations
For the Year Ended December 31, 2005

Revenues

Commissions	$ 10,625,845
Corporate finance	4,565,659
Gains (losses) from investments in securities	1,707,292
Rental income	125,673
Interest and dividends	357,765
Gains (losses) on sale of investments, at estimated fair value	808,802
Other income	184,179
Total revenues	18,375,215

Expenses

Employee compensation and benefits	3,496,647
Commissions, clearing fees and floor brokerage	11,810,058
Communications	78,114
Interest	308,794
Occupancy & equipment rental	633,742
Taxes, other than income taxes	524,668
Other operating expenses	2,220,050
Total expenses	19,072,073
Income (loss) before income taxes	(696,858)
Income tax provision	2,456
Net income (loss)	$ (699,314)

B. Riley & Co. Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unrealized Gains (Losses) on Investments, at Estimated Fair Value	Total	Comprehensive Income (Loss)
Balance, January 1, 2005	$ 200,000	$ 282,719	$ 7,408,020	$ 2,771,774	$ 10,662,513	
Additional investment	–	1,871,511	–	–	1,871,511	
Stockholder distributions	–	–	(2,398,473)	–	(2,398,473)	
Net gains (losses) on investments, at estimated fair value	–	–	–	(896,547)	(896,547)	$ (896,547)
Net income (loss)	–	–	(699,314)	–	(699,314)	(699,314)
Balance, December 31, 2005	$ 200,000	$ 2,154,230	$ 4,310,233	$ 1,875,227	$ 8,539,690	$ (1,595,861)

The accompanying notes are an integral part of these financial statements.

-3-

B. Riley & Co. Inc.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:

Net income (loss)		$ (699,314)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 61,307	
(Gains) losses on sale of investments, at estimated fair value	(808,802)	
(Increase) decrease in:		
Marketable securities, at market	(3,424,572)	
Other receivables	54,556	
Clearing deposit	134,645	
Prepaid expenses	11,960	
Prepaid income taxes	(43,200)	
Deposits	15,094	
Other assets	(381)	
(Decrease) increase in:		
Accounts payable and accrued expense	185,629	
Payable to brokers and dealers	23,263	
Salaries and bonuses payable	(152,718)	
Income taxes payable	(15,501)	
Securities sold, not yet purchased, at market	574,060	
Total adjustments		(3,384,660)
Net cash provided by (used in) operating activities		(4,083,974)
Cash flows from investing activities:		
Purchase of automobiles, furniture & equipment	(13,983)	
Proceeds from sale of investments, at estimated fair value	5,739,992	
Purchase of investments, at estimated fair value	(4,140,174)	
Warrants exercised	31,500	
Net cash provided by (used in) investing activities		1,617,335
Cash flows from financing activities:		
Repayment of loans made to related parties	(1,701)	
Principal payments of automobile loans	(15,487)	
Proceeds from payable to clearing organization	2,057,669	
Proceeds from issuance of additional paid-in capital	1,871,511	
Unrealized gains (losses) on investments	(896,547)	
Stockholder distributions	(2,398,473)	
Net cash provided by (used in) financing activities		616,972
Net increase (decrease) in cash		(1,849,667)
Cash at beginning of year		2,329,589
Cash at end of year		$ 479,922

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest	$	308,794
Income taxes	$	58,701

Non-cash investing and financing transactions:
The Company's investments, at estimated fair value were marked to market for $896,547.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

B. Riley & Co. Inc. (the "Company") was incorporated in the State of Delaware on February 15, 1996. The Company commenced operations on February 3, 1997. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

The Company primarily earns commissions through the sale of equities and market making. The Company also provides investment banking services by engagement and trades securities for its own account.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customers securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis for both the Company's customers and the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Automobile, furniture, equipment, and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to thirty-nine (39) years by the double-declining balance method.

Note 1: <u>GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> **(Continued)**

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: <u>DEPOSITS WITH CLEARING ORGANIZATION</u>

The Company has deposited $100,000 with its clearing firm as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase rate. The balance at December 31, 2005 includes interest earned for a deposit total of $79,491.

Note 3: <u>SECURITIES OWNED AND SOLD, NOT YET PURCHASED</u>

Marketable securities owned and sold, not yet purchased, consist of trading securities at quoted market values, as follows:

	Owned	Sold Not Yet Purchased
Corporate stocks	$ 10,631,870	$ 2,518,701

Note 4: <u>OTHER RECEIVABLES, NET</u>

Other receivables are valued and reported at net realizable value. As of December 31, 2005 the Company recorded a provision for the expected uncollectibility of $15 on a $84,746 receivable. This estimate is entered as a bad debt expense and is included in other operating expenses.

Accounts receivables	$ 84,746
Less: Allowance for doubtful accounts	(15)
Other receivables, net	$ 84,731

Note 5: <u>AUTOMOBILE, FURNITURE, EQUIPMENT AND LEASEHOLDS, NET</u>

The automobile, furniture, equipment and leaseholds are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Automobiles	$ 83,490	5
Furniture & fixtures	27,154	7
Equipment	11,791	5
Computers	140,958	5
Leasehold improvements	15,267	39
Subtotal	278,660	
Less: accumulated depreciation	(165,782)	
Automobile, furniture, equipment and leaseholds, net	$ 112,878	

Depreciation expense for the year ended December 31, 2005 was $61,307.

The automobiles serve as collateral for the automobile loans payable. See Note 9.

Note 6: <u>INVESTMENTS, AT ESTIMATED FAIR VALUE</u>

The investments, at estimated fair value, represent several investments not in the ordinary course of business for the Company. The Company considers these investments as "available for sale," as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.*

The investments, at estimated fair value consisted of the following at December 31, 2005:

Investments in partnerships	$ 741,837
Investment in linear option	1,062,835
Registered corporate stocks	201,932
Unregistered corporate stocks	3,215,444
Total investments	$ 5,222,048

The investment in partnerships are recorded at their fair value. The linear option and registered corporate stocks are recorded at market and the unregistered corporate stocks are recorded at cost. These investments are considered non–allowable assets for net capital purposes.

The Company included $896,547 in unrealized losses on these investments in comprehensive income at December 31, 2005.

Note 7: <u>SECURITIES, NOT READILY MARKETABLE</u>

Securities, not readily marketable consist 9,300 warrants in the NASDAQ Stock Market, Inc., these securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants were exercisable in four tranches over four years. The first and second tranches have expired. The Company exercised the third tranche and included the basis of that tranche in the basis of the new securities purchased. The Company has the remaining options to exercise in the following tranche:

		Exercisable on	Expires on	Exercise Price
Tranche 4	9,300 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $31,500.

Note 8: <u>PAYABLE TO CLEARING ORGANIZATION</u>

The Company buys securities in its proprietary account at the clearing firm on margin. Margin interest expense was $305,518 and the margin balance was $4,089,766 for the year ended December 31, 2005.

Note 9: <u>LONG-TERM DEBT</u>

Automobile loans payable are collateralized by two automobiles with net book values of $17,420 and $22,656.

Total interest expense on these loans was $3,275 for the year ended December 31, 2005.

Future minimum principal payments on these loan are as follows:

Year ending December 31,	Amount
2006	$ 16,219
2007	16,989
2008	17,800
2009	11,756
2010 & thereafter	--
	$ 62,764

Note 10: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision of $2,456 is the California franchise tax minimum and taxes paid for other states.

Note 11: PROFIT SHARING PLAN

Effective January 1, 2000, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, 21 years of age or older, are eligible to participate in the Plan, provided they have been employed for more then three (3) months for the 401(k), and over a year to participate in the profit sharing plan. The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The Company may make a pre-tax matching contribution each year. The participant's contributions, earnings and profit sharing bonuses are 100% vested at all times. The Company's matching contributions are vested 20% per year of service after the first year with the Company. The Company recorded profit sharing contributions and matching contributions of $173,000 for the year ended December 31, 2005.

Note 12: RELATED PARTY TRANSACTIONS

The Company received $1,849,362 in commissions from three funds managed by Riley Investment Management, LLC, PTR Partners, LLC, and ISA Capital Management, LLC. Riley Investment Management, LLC and the Company are both 100% owned by the Company's sole shareholder. PTR Partners, LLC and ISA Capital Management, LLC share common officers with the Company.

Note 13: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space under a non-cancelable lease which commenced November 1, 2001 and expired October 31, 2004. This lease was amended and extended to July of 2009. The Company also entered into a new lease for office space in support of its corporate finance division. The new lease commenced in December of 2004 and expires in November of 2006. These leases contain provisions for rent escalation based on increases in certain costs incurred by the leaser.

Note 13: COMMITMENTS AND CONTINGENCIES
(Continued)

Future minimum lease payments under the lease are as follows:

Year	Amount
2006	486,325
2007	303,183
2008	312,319
2009	185,514
2010 & thereafter	–
Total	$ 1,287,341

Rent expense was $606,345 for the year ended December 31, 2005.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2005, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 14: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (" FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 15: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $853,706, which was $628,706 in excess of its required net capital of $225,000; and the Company's ratio of aggregate indebtedness ($1,660,303) to net capital was 1.94 to 1, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

B. Riley & Co. Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital

Stockholder's equity

Common stock	$ 200,000	
Additional paid-in capital	2,154,230	
Retained earnings	4,310,233	
Unrealized gains (losses) on investments at estimated fair value	1,875,227	
Total stockholder's equity		$ 8,539,690

Less: Non-allowable assets

Receivable from related parties	(1,846)	
Other receivables	(84,731)	
Automobiles, furniture, equipment & leasehold improvements, net	(112,878)	
Investments, at estimated fair value	(5,222,048)	
Securities not readily marketable	(31,500)	
Prepaid expenses	(70,069)	
Prepaid income taxes	(43,200)	
Refundable deposits	(49,056)	
Other assets	(1,849)	
Total non-allowable assets		(5,617,177)

Net capital before haircuts — 2,922,513

Less: Adjustments to net capital

Haircuts on securities	(1,440,910)	
Undue concentration	(627,897)	
Total adjustments to net capital		(2,068,807)

Net capital — 853,706

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ 110,687	
$2,500 per market greater than $5 (74), $1,000 per market less than $5 (40)	225,000	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		225,000

Excess net capital — $ 628,706

Ratio of aggregate indebtedness to net capital	1.94: 1

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005.

See independent auditor's report.

A computation of reserve requirements is not applicable to B. Riley & Co. Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Information relating to possession or control requirements is not applicable to B. Riley & Co. Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

B. Riley & Co. Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Board of Directors
B. Riley & Co. Inc.

In planning and performing my audit of the financial statements and supplemental schedules of B. Riley & Co. Inc. for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by B. Riley & Co. Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 31, 2006